Filed by Jones Soda Co.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Jones Soda Co. (Commission File No. 000-28820)

Jones Soda Co. – Q1 2022 Earnings Call Script

On May 11, 2022, Jones Soda Co. held a First Quarter 2022 Earnings Conference Call, a replay of which was made available on Jones Soda Co.’s website. The following is a transcript of this conference call where the proposed transaction between Jones Soda Co. and Simply Better Brands Corp., was discussed.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Jones Soda Co. (the “Company” and Simply Better Brands Corp. (“SBBC”), SBBC is expected to file with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Proxy Statement of the Company (the “Proxy Statement”) and a Prospectus of SBBC (the “Prospectus”), as well as other relevant documents concerning the proposed transaction between the Company and SBBC. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SBBC and the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), from SBBC by going to SBBC’s Investor Relations page on its website at https://www.simplybetterbrands.com/investor-relations, or from the Company by going to the Company’ Investor Relations page on its website at https://www.jonessoda.com/pages/investor-relations.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any shareholder of SBBC or the Company. However, SBBC and the Company and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2022 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 1, 2022. Information about the directors and executive officers of SBBC is set forth in the management information circular for SBBC’s 2021 annual general and special meeting of shareholders, as filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on June 11, 2021. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

PRESENTATION

Operator

Good afternoon, everyone. Thank you for participating in today's conference call to discuss Jones Soda’s financial results for the first quarter ended March 31, 2021.

Before we begin, let me remind everyone of the company's safe harbor disclaimer. Certain portions of our comments today will concern future expectations, plans and prospects of the company that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements containing verbs such as aims, anticipates, estimates, expects, believes, intends, plans, predicts, will, may, continue, projects or targets and negatives of these words and similar words or expressions. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. Factors that could affect our actual results include, among others, those that are discussed under the heading Risk Factors in our most recently filed reports with the SEC, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. In addition, this call includes discussions of certain non-GAAP financial measures, including Adjusted EBITDA. The most directly comparable GAAP measures and reconciliations for non-GAAP measures are available in the earnings release and other documents posted on the company’s website under “Investor Relations.”

I would like to remind everyone that this call will be available for replay through May 18, 2022, starting at 7:30 pm ET tonight. A webcast replay will also be available via the link provided in today’s press release, as well as on the company’s website.

Now, I would like to turn the call over to the President and CEO of Jones Soda, Mark Murray.

Mark Murray – Jones Soda – President and CEO

Thank you, Operator, and thank you everyone for joining us today.

I’m pleased to say that we had a very strong first quarter to kick off 2022, marking our seventh consecutive quarter of year-over-year revenue growth. I want to take this time to thank our entire team for their dedication and hard work to help us become a premier craft soda and cannabis company.

As we entered the second year of our three-year strategic turnaround plan, we achieved a very strong 58% year-over-year revenue growth for the quarter. We accomplished this while continuing to face rising material and transportation costs due to inflationary pressures, but with our well-developed plan in place and an extraordinary effort led by our team, we were still able to mitigate the increasing headwinds and grow our margins by 40 basis points. Although our increase in operating expenses impacted our profitability for the quarter, this planned spending was specifically budgeted to support developing our cannabis business. We firmly believe these investments strengthen the organization and set us up for sustained success going forward.

I’m very proud of how far this company has come since embarking on our three-year turnaround strategy and believe the best is still to come. On the call today I’m going to provide an in-depth review of our overall sales performance, new and upcoming marketing initiatives, and an operational outlook on the core business. Additionally, I will provide an update on our cannabis subsidiary, Mary Jones, as well as share some information about the binding LOI we signed in April of this year with Simply Better Brands. We’ll then wrap up the call by responding to some of the questions shareholders have submitted over the last few weeks.

Before I dive into those topics, I’d like to hand the call over to Joe to discuss our strong financial results for the quarter. Joe?

Joe Culp – Jones Soda – Controller

Thank you, Mark, and good afternoon, everyone.

Net revenue in the first quarter increased 58% to 4.5 million dollars, compared to 2.9 million dollars in the first quarter of 2021. This increase was primarily attributable to the sustained momentum and growth in our retail and alternative channels within our core bottled soda business.

Gross profit as a percentage of revenue increased 40 basis points to 27.3 percent, compared to 26.9 percent in the prior year period. The improvement was a result of the continued shift to a more favorable product mix.

Operating expenses in the first quarter were 2.7 million dollars compared to 1.4 million dollars in the same year-ago quarter. The increase in expenses is primarily attributable to eight hundred thousand dollars in costs related to both product development and hiring industry talent to support the Company’s business plans to enter the cannabis sector.

Net loss in the first quarter was 1.7 million dollars, or negative two cents per share, compared to a net loss of 0.7 million dollars, or negative one cent per share, for the prior year period. The increase in net loss was primarily driven by the aforementioned expenses associated with the Company’s strategic entry into the cannabis sector.

Adjusted EBITDA in the first quarter was negative 1.1 million dollars compared to negative 0.6 million dollars in the year-ago quarter.

Moving to the balance sheet…

As of March 31, 2022, cash and cash equivalents were 11.9 million dollars compared to 4.7 million on December 31, 2021. The significant increase in cash and cash equivalents resulted from the 11.0 million dollars we raised in concurrent financials in connection with our acquisition of Pinestar Gold as part of our strategic entry into the cannabis sector. Working capital was 12.2 million dollars at March 31, 2022, compared to 6.0 million dollars on December 31, 2021. The only debt we carry are our outstanding convertible debt instruments.

I’ll now hand the call back over to Mark for his remarks...

Mark Murray – Jones Soda – President and CEO

Thank you, Joe, for sharing our strong first quarter financial results.

Let’s start by discussing our sales performance.

Led by the strength of our core bottled business, sales continued to organically increase within our existing channels. By consistently delivering the right flavors to the right customers at the right times, we were able to capitalize on increased base demand, as well as take advantage of new, incremental opportunities made available to us as a result of our commitment to providing best in class service to our customers and retail partners.

Kroger continues to lead the charge for us in the retail segment. One of the largest grocery retailers in the United States, Kroger has always been key in expanding our reach to our widening consumer base, playing an instrumental role in getting Jones into the hands of our customers. In the coming quarters, we look to further build off this momentum and continue diversifying and strengthening our relationships with Kroger, Walmart, Albertsons-Safeway, and all other top tier retail partners.

Within our alternative channels, I am excited to report that we continue to capitalize on our relationship with Dollar Tree, whose business provided consistent growth over the quarter. In addition, we have shipped to the following new customers during Q1: TJ Maxx/Marshalls, World Market, Town Pump, PITCO Foods and McLendon Hardware. We utilized our alternative channels to drive diversified growth to our business and we have seen consistent success in this channel over the past few quarters.

I am pleased to report that we resumed operations with our beverage brand, Lemoncocco, and have already begun shipping into select stores in Canada. While we reconstructed our go-to-market strategy, our existing distribution channels have picked up right where we left off. We are expecting Lemoncocco to ramp up throughout the second half of the year and early indications show signs of a strong revival for the brand and a great opportunity to build another sustainable revenue stream.

Also, I am excited to announce we are officially confirmed for the 7-Eleven National Slurpee Program that is set to roll out later this year across all markets in the US. Riding off the success of last year’s Jones Birthday Cake Slurpee, we are proud to continue our partnership with 7-Eleven and will be introducing a new and innovative Slurpee flavor that we know is going to attract a lot of attention with both 7-Eleven and Jones fans alike. 7-Eleven is a great partner to work with and has been paramount to the success of our brand awareness campaigns throughout Canada and across the US.

Last quarter, we announced a partnership with Costco to begin selling our “root beer in a bag” as part of our efforts to grow B2B sales. Unfortunately, due to lower than projected adoption rates, we have suspended this program with Costco for the time being. Although we remain committed to developing a profitable partnership with Costco through other product offerings, we do not want to dedicate the time and resources towards investing in a product line that just wasn’t resonating with their customers. However, this doesn’t mean that our fountain program is struggling - to the contrary, the food service industry continues to recover, and our program grew by nearly 400% year over year for the quarter. We know we have a tremendous opportunity for our team to capitalize on our fountain soda program, and we look forward to providing some updates on this product line in the coming quarters.

Overall, I am very proud of what our team was able to accomplish driving record growth to this company. In past quarters, we have talked about focusing our efforts to put Jones Soda in front of as many customers as possible, and we are beginning to see the fruits of our labors. I believe our core bottled business is stronger than ever, and I can’t wait to see what the future has in store for our brand and additional product lines.

Now, let’s move on to what we accomplished within our overall marketing strategy.

We continued to leverage our packaging by developing uniquely themed label programs and elevating Jones Soda with high-energy branding. As technology continues to evolve, we are finding new and unique ways of sharing our labels with our fan base. We continued to experiment with augmented reality labels found in our Jones Soda app, and our newest series spotlights influencers, artists, extreme athletes and many others pushing the envelope in their respective craft. I believe our AR labels continue to drive healthy engagements with our loyal fan base and help us push and expand deeper into our community.

We are pleased to announce that we have secured a partnership with iconic record label, Sub Pop Records. Largely responsible for introducing the world to the Seattle indie music scene, and for signing legendary rock band Nirvana to their first record deal, Subpop currently represents over 70 different and unique artists . This partnership will help us increase exposure for the brand to new audiences, and will allow us to re-establish our presence back into a market that was closely associated with the brand during its early years. Re-engaging in this brand-relevant space provides us an opportunity to creatively expand brand recognition and showcase ourselves as a premier craft soda and cannabis company. This partnership is set to launch towards the back half of the year, and we can’t wait to share more with you in future calls.

While we spent time developing new partnerships, we have also worked hard to leverage our existing collaborations with Indy Racing, Juliana Pena, and Mike Tyson. Along with several other exciting flavors and products throughout the back half of 2022, we are pleased to announce that in partnership with Julianna Pena, we will be reintroducing a classic fan-favorite, Crushed Melon. We continue to see success from our partnerships and look to capitalize further with our expanding audience of fans who share a wide array of cultural interests. We love being able to craft unique products that combine our partners’ personal missions with our core mission statement here at Jones.

This quarter, we continued to develop our targeted regional marketing strategy. Our team worked with agencies in the social and digital spaces to unlock additional ways to further drive down costs and unlock more efficiency in our marketing spend. We found that by tailoring our messaging to specific geographical regions, we were able to optimize our overall impact and performance. We are seeing more click throughs, engagements, and site visits across all our media channels while our direct-to-consumer business has been steadily growing in sales as a result. We invested in our marketing team by hiring experienced personnel to further drive our brand forward and execute on our three-year transformation strategy.

Thanks to our talented team, I believe Jones Soda is strategically positioned for the future with exciting new prospects that will help us sustain our brand's growing reach.

Next, I’m going to now take a moment to provide an update on our core operations.

We continue to feel the pain from both supply chain challenges and inflationary pressures. We continuously monitor the macro-environment while working closely with our vendors and manufacturers to mitigate these challenges. In the near-term, managing inflated transportation and raw material costs remains a priority, and we have a great experienced team in place to ease its impact on our margins. Although there are many things outside of our control, we are going to continue excelling at controlling what we can and do our best to manage through this ever-changing -landscape.

Despite these headwinds, we expect to continue to execute on our strategy to drive profitable growth and deliver superior customer service across all platforms. We remain firmly committed to continuing to provide the highest value to our loyal consumers by delivering quality products in a reliable, consistent, dependable, and cost-effective manner. This said, and as demonstrated with our latest pricing adjustments that recently went into effect, we are prepared to make additional competitive adjustments when necessary in order to keep up with the rising pressures of inflation.

Moving on to cannabis.

Throughout the quarter, we experienced delays in our supply chain that led to the difficult decision of delaying our highly anticipated launch of Mary Jones to the second quarter. We acted during this time to identify key areas of improvement and added additional resources to bolster our core operations in preparation for our entrance into this exciting new space. We secured manufacturing, distribution, and emulsification partners to strengthen our supply chain and hired industry experts to support our operations as we prepared for a new chapter in Jones’ history.

During the product development cycle, we utilized our teams within our core craft soda business to co-develop best-in-class products, and we are now ready to introduce them to select stores in California over the coming weeks. Through rigorous testing, we have received nothing but positive feedback and we truly believe that Mary Jones is poised to become a premier brand in the cannabis space with the shared DNA of Jones’ high-quality products.

While we have no definitive plans for market expansion in the near-term, we are working with potential partners in territories such as New York, Michigan, and Canada. We are laser focused on our initial launch in California and the results will largely determine how we expand the business moving forward. I believe we are ready for cannabis. Mary Jones is set and ready for launch across our websites and social channels, as well as on industry trade levels. I am confident that with the work we put in this past quarter, we are putting our best foot forward in anticipation for the upcoming launch. I can’t wait for the world to see how we brought our bold and unique Jones Soda brand to cannabis and I’m excited to provide updates on Mary Jones as we make progress along this journey.

Subsequent to the quarter, we announced the signing of a binding letter of intent with Simply Better Brands. As part of the transaction, Simply Better Brands will purchase 100% of the issued and outstanding common shares of Jones at a deemed value of 75 cents per Jones share, valuing the total transaction at nearly 100 million dollars. If the transaction is completed, Jones’ shareholders will receive 0.20548 common shares of Simply Better Brands in exchange for each Jones common share held. This will provide our current shareholders with the ability to stay publicly invested in the Jones story and continue this journey as we revitalize growth and achieve meaningful scale within our brand, while also being invested in a diversified portfolio of proven health and wellness brands.

We strongly believe that this merger is an opportunity for Jones Soda to further unlock the potential of our platform through a synergistic partnership with established brands in premium, high-growth channels. I’d like to reiterate that this is still only a binding LOI and there is still a lot of work to be done. We have an incredible team working tirelessly to perform the necessary due diligence to ensure that we recognize the full value of Jones Soda to our shareholders. We are committed to improving shareholder value and we believe that this merger will promote growth and further drive Jones Soda to becoming a premier craft soda and cannabis business. I believe this is a great opportunity for Jones to work directly alongside a company that offers an ability to scale through an extensive portfolio of diverse brands and existing sales channels.

Let me recap the call:

1.	We had a tremendous quarter growing revenues by 58% and improving margins by 40 basis points, both on a year-over-year basis.

2.	We continue to build on our core business with solid growth on our current base and have done an excellent job adding new customers across all channels.

3.	We continue to innovate with our labels and have an exciting partnership coming with Subpop records.

4.	We continue to leverage existing partnerships with Indy, Julianna Pena and Mike Tyson.

5.	We anticipate Mary Jones products will be hitting the California cannabis market in the next few weeks. We have the utmost confidence in our brand’s growth trajectory.

6.	Our operations team has done an excellent job managing the supply chain , controlling cost and serving our customers and growth.

7.	We have a signed LOI with SBBC and look forward to the potential value our shareholders can realize through diversified revenue streams in premium, high-growth channels.

Overall, I am very proud of the progress we made in the first quarter. Going forward, we remain committed to providing best-in-class products and service to our customers and partners and I thank our team, our partners, our loyal customers and our committed stakeholders for their continued support.

With that, I’ll now turn the call over to Joe for our prepared Q&A session. Joe?

Joe Culp – Jones Soda – Controller

Before wrapping up the call Mark and I would like to address some of the questions we received from investors via email over the past few weeks. We have selected what we believe to be the most important and relevant questions to answer.

Starting with our first question (Joe to ask the question and, depending on question, Joe/Mark to answer) …

1.

As the broader consumer discretionary landscape remains volatile and uncertain, do you believe there is still relatively meaningful demand for your products if macro-economic factors continue to worsen and there is a pullback in consumer spending?

a.

We know the consumer and households are strong, and the question is will they remain strong. This is a great question, and we have been having the same discussion as a leadership team, and we are monitoring the landscape very closely, and will continue to do so.

So, what does monitoring the landscape mean, and what are the data points we are looking at.

1. Sales- as you just heard, we are up 58% year-over-year and our core business is very strong. I will also share we are off to a great start in Q2, so although it is early in the cycle, this is a good sign.

2. We will be looking at syndicated data and data that comes directly from our customers. This will allow us to look at velocity off the shelf in the last 13 / 26 weeks. Again, there is a lag on the data, but early signs the numbers look very good.

3. We are asking our teams and partners to visit stores and report back on competitive pricing and promotional activity. After taking pricing, we want to make sure we still offering a value to our customers. Note that we do this on a regular basis, there is just a little more urgency behind the task today.

4. We will be making sure we are taking a very disciplined strategic approach to promotions. This is a category that promotes and we will make sure we continue to bring excitement and value to our customers.

Also, this is why channel diversification is a key part of our strategic plan, and this includes continuing to develop alternative channels with customers such as Dollar Tree, TJ Maxx, Home Goods, Foodservice and fountain.

No one knows for sure what the future may hold, but we do believe that through our meaningful marketing campaigns and our careful pricing and promotional strategies there will continue to be growing demand for the Jones portfolio of products. We will continue to diversify any risks tied to pullback in consumer spending by supporting all our various initiatives and giving consumers choices among the various Jones product lines. This includes the core lineup of products, Jones fountain, Lemoncocco, our direct-to-consumer business, and of course, soon to be through our cannabis lines.

2.	Do you see any indications that the supply chain may start recovering towards the end of 2022 or is the current environment the “new normal?”

a.

I am not ready to say this is the “new normal.” We are starting to see some very early signs that transportation/ freight could begin to improve, however the fuel surcharges are continuing to go up. While we believe the supply chain constraints will eventually subside, in the near-term, we remain highly focused on what we can control and implementing the necessary plans to adjust to changes in the macro-operating environment accordingly.

3.	Given the success of Jones’ AR labels, are there any additional areas that the marketing team is exploring to find innovative ways to showcase the brand?

a.

We’ll continue to use unique labels and flavors to express the brand – however, we will be amplifying our current strategy to use each as an opportunity to lean into passionate new communities where we have new fans to meet. Those opportunities are already in the works with the Sub Pop record label partnership, where we get to tap into the fans of 16 different partner artists, or the 7-11 program, where we can bring a unique flavor to the Slurpee fans.

4.	With the success of your recent partnerships, is Jones Soda actively pursuing new partnerships or focusing on the existing ones?

a.

Both.  We are privileged to have some wonderful partners we are excited to continue working with, like Juliana and INDYCAR. We will continue to expand our community with theirs.  We are also always in talks with partners, big and small, about new experiences with our soda and new ways to experience our flavors.

5.	With the upcoming Mary Jones launch, can you give specifics on where we can expect to find your products within California?

a.

Visit GoMaryJones.com for updates on where to find Mary Jones products. We’ve already received numerous requests from dispensaries to stock product throughout CA, so we expect our Mary Jones products to be available to California cannabis consumers within weeks.

6.

Given the strong momentum at Jones since embarking on this turnaround strategy, why do you believe the merger with Simply Better Brands is the appropriate path forward for the company rather than continuing to organically grow within your existing product lines and portfolios?

a.

If you think back six months ago when we talked about pivoting into the cannabis industry, our rational was: We want to diversify our portfolio and build brands in high-growth channels. Although this is much bigger, this is an extension of that rational. This is an opportunity to scale and partner with premium brands in high-growth categories. Simply Better Brands has a premium CBD brand that has shown tremendous growth over the last six months. When I first got to Jones, there was a real appetite to get into CBD and we talked about having a portfolio of products developed and ready to go. This is an opportunity to leverage SBBC expertise in the category and see if there is an opportunity for Jones. They have great plant-based nutrition bar that has also shown tremendous growth and can be found in multiple Costco regions in Canada and the US. And they have a premium cannabis brand, that we are excited to have the opportunity to work with and learn from. SBBC had a press release earlier in the month talking about the growth of the company and giving guidance for 2022. The company is expecting sales to be between 40-42 million dollars and gross margins between 58-60%. To-date, April sales are $18M, which is larger than their total sales for all of last year. They are demonstrating tremendous growth across all brands and channels. Combined, we believe we will have scale and a diversified branded portfolio in high-growth categories that we will continue to build together.

Joe Culp – Jones Soda – Controller

Thanks, Mark. This concludes our Q&A session. We’d like to thank everyone for listening to today’s call and we look forward to speaking with you when we report our second quarter 2022 results.

Thanks again for joining us.

Operator

Ladies and gentlemen, this concludes today's teleconference. You may disconnect your lines at this time. Thank you for your participation.